UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025.

Commission File Number 001-41681

WANG & LEE GROUP, Inc.

(Translation of registrant’s name into English)

Mr. Pui Lung Ho, Chief Executive Officer

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

Telephone: +852 2889 1313

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Entry into Material Definitive Agreement

On March 21, 2025, WANG & LEE GROUP, Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors, pursuant to which the Company agreed to sell and issue, in a registered direct offering, 3,529,400 ordinary shares (the “Shares”), no par value per share, of the Company (the “Ordinary Shares”), Class A ordinary share purchase warrants to purchase up to 3,529,400 Ordinary Shares (the “Class A Warrants”), and Class B ordinary share purchase warrants to purchase up to 9,102,135 Ordinary Shares (the “Class B Warrants”). Each Ordinary Share is being sold together with an associated Class A Warrant to purchase one Ordinary Share and an associated Class B Warrant at a combined offering price of $3.40 per Ordinary Share and associated Class A Warrants and Class B Warrants (collectively, the “Warrants”). The Class A Warrants have an exercise price of $3.40 per Ordinary Share, which will be immediately exercisable upon issuance, and will expire five years from the date of issuance. The Series A Warrants may be exercised on an alternative basis pursuant to which the holder may pay $0.0001 per warrant in exchange for 0.5 times the number of Ordinary Shares they would receive upon a standard exercise. The Class B Warrants have an exercise price of $0.001 per Ordinary Share, which will be exercisable on the third day following the issuance date and will remain exercisable until exercised in full. The Ordinary Shares issuable upon exercise of the Class B Warrants will be zero (0) initially and will be reset on the thirteen trading days or April 9, 2025 (the “Reset Date”) immediately following the issuance date of the Class B Warrants. On the Reset Date, the Ordinary Shares issuable upon exercise of the Class B Warrants will be increased to number of Ordinary Shares equal to the number (if positive) obtained by multiplying the number obtained by subtracting (I) the number of Ordinary Shares purchased by each Investor in the Offering (as adjusted for stock splits, stock dividends, recapitalizations, reorganizations, reclassification, combinations, reverse stock splits or other similar events occurring after the Issue Date) from (II) the quotient determined by dividing (x) the sum of the aggregate subscription amount paid by each Investor in the Offering by (y) the applicable Reset Price (defined below) determined as of the Reset Date. The Reset Share Amount shall be reduced by the actual number of any Ordinary Shares (if any) issued pursuant to any exercise of Class B Warrants during the Reset Period. The Reset Price will be the greater of (i) 70% of the VWAP (as defined therein) during the Reset Period and (ii) $0.95. The Reset Period refers to the period beginning at 12:01 a.m. Eastern Time on March 21, 2025 and ending at 11:59 p.m. Eastern Time on April 9, 2025.

The Company also entered into lock-up agreements with its directors, officers, and 10% shareholders (each, a “Restricted Holder”) pursuant to which, each Restricted Holder has irrevocably agreed, for a period of 120 days from the date of the closing of the offering, subject to some exceptions, not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition at any time, including in the future (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Restricted Holder or any affiliate of the Company of the Restricted Holder or any person in privity with the Restricted Holder or any affiliate of the Company of the Restricted Holder), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to, any Ordinary Shares of the Company or securities convertible, exchangeable or exercisable into, Ordinary Shares of the Company beneficially owned, held or hereafter acquired by the Restricted Holder.

Aggregate gross proceeds to the Company in respect of the offering (assuming no exercise of the Class A Warrants and Class B Warrants) is expected to be approximately $12 million, before deducting fees payable to the placement agent and other offering expenses payable by the Company. The offering closed on March 24, 2025 (the “Closing Date”).

Maxim Group LLC acted as the sole placement agent (the “Placement Agent”), on a “best efforts” basis, in connection with the Offering. A copy of the Placement Agency Agreement, dated as of March 21, 2025, by and between the Company and the Placement Agent is attached hereto as Exhibit 10.2 and incorporated herein by reference (the “Placement Agency Agreement”). Pursuant to the Placement Agency Agreement, the Placement Agent will be entitled to a cash fee of 7.0% of the gross proceeds paid to the Company for the securities, reimbursement of certain out-of-pocket expenses, and a right of first refusal for a period of 12 months from the closing of the Purchase Agreement.

The Shares, Class A Warrants, Class B Warrants and the Ordinary Shares underlying the Class A Warrants and Class B Warrants to be issued in the offering were issued pursuant to a prospectus supplement dated as of March 21, 2025, which was filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-281859), which became effective on January 27, 2025, and the base prospectus dated as of January 8, 2025 contained in such registration statement.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the Purchase Agreement, the Placement Agency Agreement, Class A Warrants and Class B Warrants, are not complete, and are qualified in their entireties by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

The Company announced the pricing of the offering in press release issued on March 24, 2025. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Maples and Calder, British Virgin Islands legal counsel to the Company, regarding legality.
10.1	Form of Securities Purchase Agreement, dated as of March 21, 2025.
10.2	Form of Placement Agency Agreement, dated as of March 21, 2025.
10.3	Form of Class A Ordinary Share Purchase Warrant.
10.4	Form of Class B Ordinary Share Purchase Warrant.
23.1	Consent of Maples and Calder (included in Exhibit 5.1).
99.1	Press Release dated March 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2025	WANG & LEE GROUP, INC.

	By:	/s/ Pui Lung Ho
	Name:	Pui Lung Ho
	Title:	Chief Executive Officer